[Letterhead of Arnold & Porter LLP]

February 26, 2015

BY EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Sandra B. Hunter

Staff Attorney

Office of International Corporate Finance

Re:	Republic of Panama
Registration Statement under Schedule B
Filed February 19, 2015
File No. 333-202178

Form 18-K for Fiscal Year Ended December 31, 2013, as amended

Filed September 30, 2014, as amended February 19, 2015

File No. 333-07558

Ladies and Gentleman:

This letter responds to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 26, 2015 (the “Comment Letter”) with respect to the above-referenced Registration Statement (the “Registration Statement”) and Annual Report on Form 18-K (the “18-K”), as amended. On behalf of the Republic of Panama (the “Republic”), we are responding to the Comment Letter, as set forth below.

Registration Statement under Schedule B

General

1.	In connection with future takedowns, please provide disclosure on the cover page of the pricing supplement regarding the inclusion of “collective action clauses” in the debt securities to be issued.

The Republic of Panama (referred to as Panama) has since the introduction in 2003 of “collective action clauses” in its securities registered with the Commission provided disclosure on the cover page of the pricing supplements regarding the inclusion of collective action clauses in the debt securities to be issued. In accordance with the terms of the base prospectus included with Registration Statement No. 333-202178, in particular page 4 thereof, Panama will indicate on the cover page of the pricing supplement for any securities to be issued whether such securities are Collective Action Securities or Aggregated Collective Actions Securities, as those terms are defined in the base prospectus.

We are grateful for your assistance in this matter. If you have any additional comments or questions, please do not hesitate to contact the undersigned at (202) 942-5042.

Sincerely,

/s/ Whitney Debevoise

E. Whitney Debevoise